"Investing in North American Energy"

Derek
Oil & Gas Corporation

DRK:TSX.V DRKOF:OTCBB www.derekoilandgas.com

November 23, 2005

DEREK ANNOUNCES $35,000 NON-BROKERED PRIVATE PLACEMENT

Derek Oil and Gas Corporation (TSXV: DRK / OTCBB: DRKOF) announces that it has agreed to a non-brokered private placement to a single placee of 70,000 units at a price of $0.50 per unit. This placee was supposed to be a participant in the Company's previously-announced private placement (please see October 17, 2005 News Release), but there was a delay in receiving the placee's documentation. Each unit will consist of one common share and one half share purchase warrant, with each full warrant exercisable into a further common share of the Company at a price of $0.70 for two years from closing.

The Company will pay a finders' fee on all or part of this financing to arms length registered dealers. The registered dealers will receive a finders' fee of a 9% cash commission.

This non-brokered placement and the finders' fee will be subject to regulatory approval. The securities in connection with this financing will have a four-month hold period.

The Company will use the proceeds to pay its share of LAK Ranch costs and for general working capital.

Derek Oil & Gas Corporation's current focus is on the acquisition, development and production of oil from reservoirs that were previously uneconomic using traditional recovery methods. Derek initial operations focus on the LAK Ranch field located in northeast Wyoming by investing US$9.5 million in the acquisition and development of the 7,500-acre property in the Powder River Basin.

ON BEHALF OF THE BOARD

"Barry C.J. Ehrl"
Barry C.J. Ehrl, President

The TSX Venture Exchange has neither approved or disapproved of the information contained herein

Suite 1201, 1111 West Hastings Street, Vancouver, BC, V6E 2J3, Canada
Toll Free: 1-888-756-0066
Tel.: 604-331-1757 ▪ Fax: 604-669-5193
Email: erica@derekoilandgas.com
Website: www.derekoilandgas.com